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                                                                      EXHIBIT 20


FRIDAY JULY 28, 2000

COMPANY PRESS RELEASE

HERBALIFE ADOPTS PREFERRED SHARE PURCHASE RIGHTS PLAN TO PROTECT SHAREHOLDER RIGHTS

Herbalife International Inc. (Nasdaq NM: HERBA, HERBB) today announced that its Board of Directors has adopted a Preferred Share Purchase Rights Plan designed to enable all Herbalife shareholders to realize the long-term value of their investment in the Company.

Pursuant to the terms of the Plan, the Board of Directors of the Company has declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Herbalife common stock. Subject to limited exceptions, the Rights will be exercisable if a person or group acquires 15% or more of the Company's Class A Common Stock or the combined classes of Common Stock, or announces a tender offer for 15% or more of the Company's Class A Common Stock or the combined classes of Common Stock. Under certain circumstances, each Right will entitle shareholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock of the Company at an exercise price of $40.00. The Herbalife Board will be entitled to redeem the Rights at $.01 per Right at any time before a person has acquired 15% or more of the outstanding Class A Common Stock or the combined classes of Common Stock.

Christopher Pair, President and Chief Executive Officer of Herbalife, said, "The Plan is not designed to deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders. To the contrary, the Plan is designed to encourage anyone interested in acquiring the Company to negotiate with the Board of Directors prior to attempting an acquisition. We believe this action will assure that all of our shareholders receive fair and equal treatment and maximum value for their shares, and will guard against partial tender offers, open market accumulations and other abusive tactics to gain control of Herbalife without paying all shareholders a control premium." Herbalife said that adoption of the Plan is not in response to any specific acquisition proposal. The Rights Plan will expire in 2010.

According to the Plan, if a person becomes an Acquiring Person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of shares of Class B Common Stock of Herbalife having a market value at that time of twice the Right's exercise price. Rights held by the Acquiring Person will become void and will not be exercisable to purchase shares at the bargain purchase price. An Acquiring Person is defined as a person who acquires 15% or more of the outstanding Class A Common Stock or of the combined class of Common Stock of Herbalife. If Herbalife is acquired in a merger or other business combination transaction which has not been approved by the Board of Directors, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the Right's exercise price.

The dividend distribution to establish the new Rights Plan will be payable to shareholders of record on August 21, 2000. The Rights distribution is not taxable to shareholders.

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According to a July 1, 2000 report in Mergers and Acquisitions Journal, a 1999 survey by a leading corporate governance watcher indicated that of 1,900 public companies, 56% had installed shareholder rights plans. The article, which cited the survey by the Investor Responsibility Research Center (IRRC), said that the number of companies voting in these plans had increased substantially, from 51.9%, over the last three years.

A letter outlining the shareholder rights plan in more detail is being sent to Herbalife shareholders.

Herbalife International, Inc. markets nutritional, weight-management and personal care products in 49 countries worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the Company.